UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-38421

BIT DIGITAL, INC.

(Translation of registrant’s name into English)

33 Irving Place, New York, NY 10003

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒      Form 40-F ☐

Exhibit Index

A copy of the Bit Digital, Inc. investor presentation dated September 2023, titled “Bit Digital, Inc. is an American Sustainability-Focused Generator of Digital Assets,” is being furnished as Exhibit 99.1 with this Report on Form 6-K.

Exhibit 99.1	Bit Digital, Inc. investor presentation dated September 2023, titled “Bit Digital, Inc. is an American Sustainability-Focused Generator of Digital Assets,”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bit Digital, Inc.
(Registrant)

By:	/s/ Samir Tabar
Name:	Samir Tabar
Title:	Chief Executive Officer

Date: September 11, 2023

2